Platinum Group Metals Ltd.

(A Development Stage Company)

Supplementary Information and Management's Discussion and Analysis
For the period ended February 28, 2021

This Management's Discussion and Analysis is prepared as of April 13, 2021
A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of April 13, 2021 and focuses on the Company's financial condition cash flows and results of operations as at and for the period ended February 28, 2021. This MD&A should be read in conjunction with the Company's condensed consolidated interim financial statements for the period ended February 28, 2021 together with the notes thereto (the "Financial Statements").

The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the repayment, and compliance with the terms of, indebtedness;

• the completion of appropriate contractual smelting and/or refining arrangements with Implats (defined below) or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the DFS Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of an appeal filed against the regulator's decision to grant the mining right for the Waterberg Project;

• the impacts of COVID-19 on our operations

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's new battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the inability of the Company to generate sufficient additional cash flow or raise sufficient additional capital to make payment on its indebtedness under the Sprott Facility (defined below) and the Notes (defined below), and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's additional financing requirements;

• the Company's $20.0 million initial principal secured credit facility, as amended, (the "Sprott Facility") (which has an outstanding principal balance of $11.3 million as of the date of this MD&A) with Sprott Private Resource Lending II (Collector), LP  ("Sprott") and the other lenders party thereto (the "Sprott Lenders") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") and Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company ("Mnombo") to the Sprott Lenders under the Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project, in the event of a default under the Sprott Facility or any new secured indebtedness;

• the Company's history of losses and expectation that the Company will continue to incur losses;

• the Company's negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the United States Investment Company Act of 1940, as amended;

• Impala Platinum Holdings Ltd. ("Implats") or another third party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the inability of Waterberg JV Co. to execute and register the mining right for the Waterberg Project, for which it has received governmental approval, subject to an appeal by several individual members of a local group of persons;

• the Company's ability to retain its key management employees;

• the Company's ability to procure the services of skilled and experienced personnel;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• "non-accelerated filer" status and the reduced disclosure requirements may make securities less attractive to investors;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve");

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the common shares;

• the risk that the common shares may be delisted;

• volatility in the price of the common shares;

• possible dilution to holders of common shares upon the exercise or conversion of any outstanding stock options, warrants or the Notes, as applicable;

• global financial conditions; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in our 2020 20-F (defined below).

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that Waterberg JV Co.'s Black Economic Empowerment ("BEE") shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right.  Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The South African Department of Mineral Resources and Energy ("DMR") had obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018, please refer to the section entitled "Risk Factors" in the Company's annual report on Form 20-F for the year ended August 31, 2020 (the "2020 20-F"), which was also filed as the Company's Annual Information Form ("AIF") for the year ended August 31, 2020, as well as in the documents incorporated by reference therein.  The 2020 20-F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 ("Guide 7") of the U.S. Securities and Exchange Commission (the "SEC"). Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under Guide 7 standards. In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and have not historically been permitted to be used in reports and registration statements filed with the SEC subject to Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to Guide 7.  The Company has not disclosed or determined any mineral reserves under the current SEC Industry Guide 7 standards in respect of any of its properties.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that will replace Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101.  The Company is not currently required to, nor does it, comply with the New Final Rule.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our financial statements.

1. DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's main business is currently focused on the exploration and development engineering of the Waterberg Project, which was discovered in 2011 as the result of a regional exploration initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa.  The project area is now comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the "Waterberg JV Project") and the Waterberg extension project (the "Waterberg Extension Project").

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo closed a strategic transaction to sell to Implats 15% of the Waterberg Project for $30 million (the "Implats Transaction").  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option (the "Purchase and Development Option") within 90 days of the completion and approval of a definitive feasibility study by Waterberg JV Co. to increase its stake to 50.01% through additional share purchases from JOGMEC for $34.8 million and earn-in arrangements for $130 million to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the "Offtake ROFR").  JOGMEC, or their nominee retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project.  See further details below.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

On September 24, 2019, the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS") and it was approved by all Waterberg JV Co. shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 4, 2019 and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the project qualified persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.

After the approval of the Waterberg DFS by Waterberg JV Co. shareholders on December 5, 2019, Implats had 90 business days (until April 17, 2020) to elect whether to exercise the Purchase and Development Option.  The Purchase and Development Option was formally modified by the execution of an amending agreement on March 31, 2020 (the "Implats Option Amendment") wherein the deadline for Implats to exercise the Purchase and Development Option was extended to 90 days after the grant of a mining right.  In exchange for the extension Implats agreed to fund 100% of an optimization budget and work program (the "2020 Work Program") beginning February 1, 2020.  The 2020 Work Program, as approved by Waterberg JV Co., was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the expected grant of a mining right and Environmental Authorization.  Except for budgeted geotechnical drilling, which could not be carried out before the grant of a mining right, the 2020 Work Program was completed at a cost of approximately $1.46 million on September 15, 2020.

On June 15, 2020 Implats delivered a formal notice that they did not intend to exercise their Purchase and Development Option to acquire and earn into a 50.01% interest in the Waterberg Project.  Implats reported that notwithstanding the positive progress achieved to date, and the strategic alignment between the Waterberg Project and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats management and Board to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active participant, including funding of their share of costs, subject to future considerations.

Implats retains a 15.0% participating project interest and a right to match any third-party offtake terms under their Offtake ROFR.  Subsequent to Implats' June 15, 2020 formal notice, the Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development financing and concentrate offtake.  Several parties are currently in discussions with the Company.  Concentrate offtake discussions with Implats also continue.

The Company retains a controlling 50.02% direct and indirect interest in the project and remains the Manager of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.

LION BATTERY TECHNOLOGIES INC.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a new venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Both the Company and Amplats are to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  All funding into Lion by the Company or Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.

On July 12, 2019 the Company and Amplats each invested $550,000 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each.  In June 2020 the Company and Amplats each invested $350,000 as a second tranche of funding in exchange for 700,000 Lion preferred shares each.  In January 2021, Amplats and the Company each invested $350,000 as a third tranche of funding in exchange for 700,000 Lion preferred shares each.  At February 28, 2021 the Company owned a 53.70% interest in Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

On July 12, 2019 Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  The first tranche of funding by Lion to FIU, totaling $1.0 million plus a one-time fee of $50,000, was paid by Lion in mid July 2019, with a second tranche of $666,667 funded in June 2020.  A third tranche of funding by Lion to FIU of $666,667 was completed in February 2021.  Lion has provided aggregate research funding in the amount of $2.38 million to FIU as of February 28, 2021.

On August 4, 2020 the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

PERSONNEL

The Company's current complement of officers, staff and consultants in Canada consists of 6 individuals.  The Company's complement of managers, staff, technical personnel, consultants, security and casual workers in South Africa currently consists of 7 individuals.  The Waterberg Project is currently operated by the Company utilizing its staff, consultants and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and note 3 of the Financial Statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Recent Activities

During the six month period ended February 28, 2021, approximately $0.9 million was spent at the Waterberg Project for engineering and exploration activities.  At period end, $39.6 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources are approximately $76.6 million.

Subsequent to the completion of the Waterberg DFS and the Implats Option Amendment, the 2020 Work Program funded by Implats until September 15, 2020 completed the following optimization and risk mitigation studies:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint.
  Confirmation of portal positions and detailed designs.
  Review of initial mining method, stope and sub level designs.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

  Detailed benchmarking to comparable operations around the world and specifically in Africa.
  Detailed simulation of underground mining and surface systems.
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications.
  Possible use of Mobile Tunnel Boring.
  Review of water demand and supply and test drilling to confirm water resources.

Geotechnical drilling of boxcuts/portals and along planned decline pathways, budgeted at approximately R 27 million, was not completed before September 15, 2020 as such work first required the grant of a mining right.  Total actual cost of the completed 2020 Work Program funded by Implats amounted to approximately $1.46 million (R24.7 million).

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

  A significant increase in Mineral Reserves from the Project's 2016 Pre-Feasibility Study ("PFS") for a large-scale, shallow, decline-accessible, mechanised, palladium, platinum, gold and rhodium mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.
  Annual Steady State production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.
  After-tax Net Present Value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").
  After-tax NPV of US$ 333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").
  After-tax Internal Rate of Return of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.
  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.
  On site Life of Mine average cash cost (inclusive of by-product credits and smelter discounts) for the Spot Metal Price scenario equates to $640 per 4E ounce.
  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.
  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

1. 4E elements are platinum, palladium, rhodium and gold.

2. Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

3. Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076

4. A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

5. The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

6. The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of 4 September 2019.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

7. Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

8. Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

9. The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2020 Annual Information Form.

10. The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

11. Numbers may not add due to rounding.

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

Notes:

1. The estimated mineral reserves have an effective date of September 4, 2019.

2. A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

3. Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

4. 4E elements are platinum, palladium, rhodium and gold.

5. Numbers may not add due to rounding.

The Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Average Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three-Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Technical Report Price Deck Assumptions in US$

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum Palladium Gold Rhodium Basket Price (4E)	US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019)	980 1,546 1,548 5,036 1,425	931 1,055 1,318 1,930 1,045

Copper Nickel	US$/lb (Real July 2019) US$/lb (Real July 2019)	2.56 8.10	2.87 5.56
Smelter Payability: 4E Metal Smelter Payability: Copper Smelter Payability: Nickel	% Gross Sale Value % Gross Sale Value % Gross Sale Value	85% 73% 68%	85% 73% 68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods with paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency. Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

Mining Right Grant

A formal Mining Right Application ("MRA") for the Waterberg Project, including a Social and Labour Plan ("SLP"), was accepted by the DMR on September 14, 2018. The Company held local public meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and Environmental Authorisation ("EA") applications for the Project was completed in August 2019. The Environmental Impact Assessment and Environmental Management Program were filed with the DMR on August 15, 2019.  An Environmental Authorization was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

On January 28, 2021 the DMR issued a letter to Waterberg JV Co. notifying the Company that a mining right for the Waterberg Project (the "Waterberg Mining Right") had been granted.  The letter instructed that the regional office of the DMR would prepare copies of the mining right for formal signatures.  Public disclosure and notice of the Waterberg Mining Right grant was promulgated by the Company and Waterberg JV Co. as required under South African legislation.  Subsequently, while preparations for signature were underway by the DMR, on March 5, 2021 the Company was advised that a notice of appeal to the decision granting the Waterberg Mining Right was filed by a group of four individual appellants from a local community.  The Company believes that all requirements specified under the MPRDA have been complied with and that DMR had properly granted the Waterberg Mining Right.

According to the MPRDA, an appeal can be considered by the Minister of the DMR for determination within a 130-business day timeframe. Waterberg JV Co. has raised numerous defences against the appeal. Senior Counsel acting for Waterberg JV Co. is preparing a formal rebuttal to the appeal.  The Waterberg Mining Right was notarially executed on April 13, 2021 currently remains active. The Company believes that the appeal is opportunistic. Nevertheless, Waterberg JV Co remains committed to engaging and working with all host communities to ensure that mining operations are conducted in a harmonious and respectful manner and in order to optimize the project for the benefit of stakeholders.  In the event that the appeal is successful, the decision to grant the Waterberg Mining Right will be set aside and the mining right application will revert to being in process, pending either a resolution of the appellants' demands for payment of lease and other retrospective issues, or pending the outcome of any review Waterberg JV Co. may request by the High Court of the appeal decision.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, Norcat, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Project, working in co-operation with local communities, colleges and facilities.

Infrastructure planning and option assessments were components of the 2020 Work Program.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground water has been conducted.  In 2018 a co-operation agreement was entered between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supply for the mine.  An earlier drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the mine and local communities.  Further water definition work and drilling is planned.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  Eskom is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an environmental impact assessment is in process.

Waterberg JV Co. is in process with pre construction engineering work, including road upgrade and traffic studies, finalization of power and water infrastructure design and construction camp permitting and design.

History of Acquisition

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, which were combined into one project area in 2015.  At February 28, 2021 the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and a granted mining right with a combined active project area of 79,188 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane.  Of the total project area 20,532 hectares are covered by the Waterberg Mining Right, as described above.  A further 58,655 hectares are covered by active prospecting rights.  Waterberg JV Co. is currently in process to apply for closure on one inactive prospecting right located north of the known mineralized area, measuring 20,242 hectares.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company executed an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of the Waterberg DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg JV Project and the Waterberg Extension Project were consolidated and contributed into operating company, Waterberg JV Co.  The transfer of Waterberg prospecting rights into Waterberg JV Co. pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017.  This transaction was treated as taxable in South Africa, and was offset by other tax-deductible losses and utilization of unrecognized taxable losses.  Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Company and JOGMEC closed the Implats Transaction and Implats acquired its 15.0% interest in Waterberg JV Co. and the right to match any third-party offtake terms under the Offtake ROFR.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd ("HANWA") to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC's public tender held on February 23, 2018. In March 2019, the South African government approved this transaction and the entire transfer process has been completed.  Under the terms of the transaction, HANWA has also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity, Capital Resources and Going Concern

Recent Equity Financings

On February 5, 2021, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement the Company could sell its common shares from time to time for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2021 ATM"). At February 28, 2021 the Company had sold 1,631,224 common shares at an average price of US$5.1048 pursuant to the 2021 ATM for net proceeds of $7.73 million after fees and expenses of $594 thousand, including brokerage fees of $208.

On December 8, 2020 the Company announced the closing of a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited  ("HCI").  An aggregate of 1,121,076 shares were issued for US$2.23 per share for gross proceeds of $2.5 million (the "December 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the December 2020 HCI PP closed.  Pricing for the December 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On October 15, 2020, the Company announced it had closed a non-brokered private placement with HCI.  An aggregate of 1,146,790 shares were issued for US$2.18 per share resulting in gross proceeds of $2.5 million to the Company (the "October 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the October 2020 HCI PP closed.  Pricing for the October 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On September 4, 2020, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement the Company could sell its common shares from time to time for up to $12 million in aggregate sales proceeds in "at the market" transactions (the "2020 ATM"). Common share sales pursuant to the 2020 ATM ended on November 30, 2020.  Final sales were settled, and the 2020 ATM completed, on December 2, 2020.  A total of 5,440,186 common shares at an average price of US$2.21 were sold pursuant to the 2020 ATM for net proceeds of $11.41 million after fees and expenses of $592 thousand, including brokerage fees of $300.

On June 17, 2020, the Company closed a non-brokered private placement of 1,221,500 shares at a price of US$1.40 for gross proceeds of $1.7 million.  A 6% finders fee of $37,926 was paid in cash on a portion of the private placement.

On December 19, 2019, the Company closed a non-brokered private placement of 3,225,807 shares at a price of US$1.24 for gross proceeds of $4.0 million.  A 6% finders fee of $54,232 was paid in cash on a portion of the private placement.

The following reconciles the use of gross proceeds to recent financings as at February 28, 2021 (in thousands of dollars):

Use of Proceeds	December 19, 2019 Private Placement	June 17, 2020 Private Placement	October 15, 2020 Private Placement	2020 ATM Offering	December 8, 2020 Private Placement	2021 ATM Offering	Aggregate Proceeds	Actual Use of Proceeds to February 28, 2021
Partial repayment of the Sprott Facility	$0	$0	$1,250	$2,265	$1,250	$3,905	$8,670	$8,670
Payment of Bank Advisory Fees	$0	$700	$745	$1,445	$0	$0	$2,890	$2,890
General corporate purposes	$3,946	$1,010	$505	$8,290	$1,250	$4,422	$19,423	$15,186
TOTAL	$3,946	$1,710	$2,500	$12,000	$2,500	$8,327	$30,983	$26,746

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes").  The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and care and maintenance of the Maseve mine until completion of the sale of the Maseve mine (the "Maseve Transaction").  The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company's election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares.  The initial conversion rate of the Notes was 1,001.1112 common shares (on a pre-consolidation basis) per $1,000 principal amount of Notes, which was equivalent to an initial conversion price of approximately $0.9989 per common share (on a pre-consolidation basis), representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares of $0.8686 per share on June 27, 2017.  After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per common share.  The conversion rate will be subject to adjustment upon the occurrence of certain events.  If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed.

On December 29, 2020 the Company paid cash of $687,156 for bi-annual interest payable on $19.99 million of outstanding Notes.  To January 1, 2021 the Company has paid interest of $4.85 million  on the Notes, comprised of $1.37 million in cash and 2,592,966 in common shares, and issued 1,319 shares for $10,000 of conversions.  Due to a limitation on conversion contained in the indenture governing the Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon, no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions.  A total of 361,312 common shares currently remain as potentially issuable in settlement of future interest payments or conversions.

After July 1, 2020, until the maturity date, the Company has the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.  Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all the Company's existing and future senior indebtedness pursuant to the Indenture.  The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture.  The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

Sprott Facility

On August 14, 2019, the Company entered into the Sprott Facility, pursuant to which the Sprott Lenders advanced $20 million bearing interest at 11% per annum, compounded monthly.  Monthly interest payments totaling $0.96 million were paid to Sprott in the six month period ended February 28, 2021 with a further $0.11 million in interest paid subsequent to period end.  The loan is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash equal to three percent of the outstanding principal amount.  The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

The Sprott Facility requires that a cash sweep of 50% of the Company's net proceeds from equity offerings or new debt securities be applied to repayment of the Sprott Facility.  However, from the aggregate net proceeds of the 2020 ATM, the October 2020 HCI PP and the December 2020 HCI PP, Sprott allowed the Company to pay Sprott a reduced amount of $4.8 million, with the balance of what would otherwise be due to Sprott of $3.39 million being retained by the Company for working capital and to settle $2.89 million of deferred bank advisory fees ("Bank Advisory Fees"), as described below.  Looking forward, 50% of the net proceeds from the 2021 ATM are to be repaid to Sprott.  To date the principal balance of the Sprott Facility has been paid down by $8.7 million to leave an aggregate principal amount outstanding of $11.3 million.

Bank Advisory Fees

BMO Nesbitt Burns Inc. ("BMO") and Macquarie have provided strategic advisory services to the Company.  Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent.  Pursuant to the Maseve Transaction and the Implats Transaction, BMO and Macquarie earned aggregate advisory fees of approximately $3.8 million.  In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Implats Transaction and also agreed to pay the remaining balance of approximately $2.89 million as soon as practicable following the final repayment of all secured debt.  At February 28, 2021, the balance of deferred Bank Advisory Fees due to BMO and Macquarie was paid in full.

Going Concern

The Company currently has limited financial resources.  The Company incurred a loss of $6.5 million during the period ended February 28, 2021 and used cash in operating activities of $4.0 million.  The Sprott Facility matures on August 14, 2021, subject to the Company's option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  At February 28, 2021 the Company owed $11.3 million of principal to Sprott.  The Company has no sources of operating income at present.  The Company's ability to continue operations in the normal course of business will depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships.  The Company will continue to work closely with its major shareholders and lenders.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Material uncertainties exist resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

Contractual Obligations

The following table discloses the Company's contractual obligations as at February 28, 2021 (in thousands of dollars):

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$98	$182	$-	$-	$280
Notes[1]	1,374	20,677	-	-	22,051
Sprott Facility[2]	11,964	-	-	-	11,964
Totals	$13,436	$20,859	$-	$-	$34,295

 (1)Subject to certain limitations, a portion of the Notes and related interest may be settled in common shares of the Company.

 (2)The Company has the right to defer payment for one year.

Other contingencies: Refer to section 8 below - Risk Factors

Accounts Receivable and Payable

Accounts receivable at February 28, 2021 totaled $0.4 million (August 31, 2020 - $0.2 million) being comprised mainly of South African value added taxes and Canadian GST refundable.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Accounts payable and accrued liabilities at February 28, 2021, totaled $1.2 million (August 31, 2020 - $1.4 million) being mainly comprised of payables related to the Waterberg Project.

B) Results of Operations

Six Month Period Ended February 28, 2021

For the six month period ended February 28, 2021, the Company incurred a net loss of $6.5 million (February 29, 2020 - net loss of $2.5 million).  The loss in the previous comparable period was lower mainly due to a $3.1 million realized gain on the expiry of warrants in the previous comparable period.  Also in the current period, a share of Lion Battery expenses of $343 thousand and a loss on the partial settlement of the Sprott Facility of $300 thousand were recognized whereas in the previous comparable period these expenses were not recognized.  The currency translation adjustment recognized in the period is a gain of $3.3 million (February 29, 2020 - $0.9 million loss) due to the Rand increasing in value relative to the U.S. Dollar during the current period.

Three Month Period Ended February 28, 2021

For the three month period ended February 28, 2021, the Company had a net loss of $3.9 million (February 29, 2020 - net loss of $3.1 million).  Share compensation expense of $1.2 million (February 29, 2020 $0.5 million) rose due to an increase in the Company's share price, while the loss on the fair value of derivatives of $0.6 million (February 29, 2020 - $0.1 million) rose due to an increased value in the share price.  A foreign exchange gain of $0.4 million was recognized in the current period (February 29, 2020 $0.4 million loss) due to an increase in the value of the Canadian Dollar relative to the US Dollar in the current period.  The currency translation adjustment recognized in the current period is a gain of $0.2 million (February 29, 2020 - $2.2 million loss) due to the Rand decreasing in value relative to the U.S. Dollar in the current period.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Feb. 28, 2021	Nov. 30, 2020	Aug. 31, 2020	May 31, 2020
Net finance income(1)	$24	$24	$24	$28
Net loss(2)	3,989	2,564	1,230	3,352
Basic loss per share(3)	0.06	0.04	0.02	0.05
Total assets(2)	50,771	46,256	37,415	40,545
Quarter ended	Feb. 29, 2020	Nov. 30, 2019	Aug. 31, 2019	May 31, 2019
Net finance income(1)	$43	$63	$26	$18
Net (income) loss(2)	3,100	(554)	3,639	3,682
Basic (earnings) loss per share(3)	0.05	(0.01)	0.10	0.11
Total assets(2)	41,140	41,769	43,633	38,321

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Net loss by quarter and total assets are affected by the timing and recognition of infrequent, larger transactions.  In November 2019, the Company incurred a gain of $3.1 million on the cancellation of expired warrants.

(3) Basic (earnings) loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company does intend to consider a dividend policy upon the successful establishment of positive cash flow.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

5. Related Party Transactions

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  All related party transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows (in thousands of dollars):

i. During the period ended February 28, 2021 an amount of $124 thousand ($199 thousand - February 29, 2020) was paid or accrued to independent directors for directors' fees and services.

ii. During the period ended February 28, 2021, the Company was paid or accrued payments of $28 thousand ($27 thousand - February 29, 2020) from West Vault Mining Inc. ("West Vault", formerly West Kirkland Mining Inc.), a company with two directors in common, for accounting and administrative services.

iii. In fiscal 2018, Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  A summary of HCI's share acquisitions from the Company follows:

Common Shares Acquired from the Company by HCI
Date	Placee	Shares	Price US$	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
		21,686,849

During 2018 and 2019 HCI also acquired 663,005 shares of the Company in the public market.  During the month of February 2021 HCI reported the sale of 757,833 common shares of the Company.  At February 28, 2021 HCI's ownership of the Company was reported at 21,592,021 common shares, representing a 29.2% interest in the Company.

6. Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value.  At February 28, 2021, there were 73,957,914 common shares, 4,135,984 incentive stock options and 551,575 restricted share units outstanding.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Risk Factors

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the 2020 20-F, which was also filed as the Company's AIF, and the documents incorporated by reference therein.  The Company's 2020 20-F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.  Certain risk factors are discussed below in more detail.

Impact of COVID-19

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the coronavirus disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty.

COVID-19 and the related measures taken by government have had and may continue to have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

With effect from March 26, 2020, the Government of South Africa ordered a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic.  The hard lockdown was thereafter extended to April 30, 2020. Currently, South Africa is under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitisers and social distancing. Level 1 was re-implemented on September 21, 2020. The relaxation of the hard lockdown resulted in the number of infections increasing and accelerating in South Africa. In response the Government moved South Africa from Level 1 to an adjusted Level 3 lockdown on December 29, 2020 with further Level 3 adjustments made on January 11, 2020.  On February 28, 2021 South Africa reverted to Level 1.  The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg or other projects the Company is involved in.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company's shares, could adversely affect the Company's ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of a water use licence or other authorisations and permits required for the Waterberg Project by reason of regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

Africa Wide

On September 20, 2018, the Company reported receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, commencing legal proceedings in South Africa against PTM RSA, Royal Bafokeng Platinum Limited ("RBPlat") and Maseve in relation to the Maseve Transaction. Africa Wide sought to set aside the closed Maseve Transaction.  On an exception application, RBPlat successfully challenged, with costs, Africa Wide's claim on the grounds that its particulars of claim were vague and embarrassing and/or lacked averments necessary to sustain a cause of action. Africa Wide was given leave to amend its particulars of claim and filed amended particulars of claim on April 17, 2019.

On May 9, 2019, PTM filed notice in the High Court requiring Africa Wide to produce those agreements and documents upon which it has based its claim. Africa Wide responded to the effect that the requested documentation was either in our possession or not required for the defendants to plead. We filed a plea of our defences to Africa Wide's claims on July 19, 2019. RBPlat and Maseve likewise filed pleas of their defences on the same date. All of the defendants, when so doing, also raised a special plea of non-joinder, on the basis that Africa Wide had not, on its own version of the facts and events contended for, joined all parties to the proceedings who have a direct and substantial interest in the relief that Africa Wide sought. After initially resisting these special pleas, Africa Wide has subsequently conceded the need to join additional defendants. Pursuant to bringing a joinder application, Africa Wide joined Royal Bafokeng Resources (Pty) Limited ("RBR") as a 4th defendant to the action and made further amendments to its particulars of claim on June 10, 2020. We delivered a consequentially amended plea on October 2, 2020.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

On November 12, 2020, Africa Wide delivered yet a further amendment to its particulars of claim. Africa Wide, in terms of these further amended particulars of claim, seeks to set aside the Maseve sale transaction, and an order directing that RBR return to Maseve all assets received by it pursuant to the sale transaction, and that the shares transferred pursuant thereto, be returned to it. In consequence of this development a case management meeting followed before the judge allocated to deal with this matter, and the judge has directed that the matter proceed in accordance with the practice directive pertaining to commercial court matters. Further pleadings, statements and documents will be exchanges in the coming months and a provisional trial date has been allocated for the period October 4 to October 12, 2021.  While both the Company and RBPlat believe, after receiving legal advice, that the Africa Wide action, as further amended, remains procedurally, factually and legally defective in certain material respects, no assurance can be provided that we will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

9. Outlook

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  The next milestone for the Company is the registration of the Waterberg Mining Right, which was granted on January 28, 2021 and notarially executed on April 13, 2021.  The Company has submitted a formal rebuttal to the appeal filed by a small group of individuals in opposition to the grant of the Waterberg Mining Right.  The Company believes that all requirements specified under the MPRDA have been complied with and that DMR had properly granted the Waterberg Mining Right.  The Waterberg Mining Right currently remains active.  The Company continues to work closely with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.

The Company continues to work on advancing project permitting, infrastructure servitudes and community relationships with its partners Implats, JOGMEC, HANWA and Mnombo, through a technical committee of Waterberg JV Co.  The Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development, financing and concentrate offtake.  Several parties are currently in discussions with the Company.  The Implats Offtake ROFR allows Implats the opportunity to match any offtake terms offered by a bona fide third party.  Concentrate offtake discussions with Implats also continue.

The markets for palladium, gold and rhodium have been strong in 2020 and 2021, resulting in a higher overall 4E metal basket price.  We expect a strong forward market for platinum, palladium and rhodium based on projections for strong car sales in China, where the largest amount of palladium and rhodium are used, the potential for the emergence of a hydrogen-based economy and the concurrent use of PGEs, as well as the potential for the use of PGEs in new lithium battery technologies.  As the world seeks to decarbonise and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.

The Company's battery technology initiative through Lion with Amplats represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue. Technical results from Lion's research may have application to a majority of lithium ion battery chemistries and the scope of Lion's research work is being expanded.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's annual 2020 20-F, which was also filed as the Company's AIF in Canada.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

10. Critical Accounting Estimates and Judgements

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 3 of the Company's audited consolidated financial statements for the year ended August 31, 2020.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At February 28, 2021 Mnombo owed the Company approximately $5.5 million for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

11. Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

PLATINUM GROUP METALS LTD.
(A Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2021

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the period ended February 28, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

12. Other Information

Additional information relating to the Company for the period ended February 28, 2021 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited annual consolidated financial statements for the year ended August 31, 2020 together with the notes thereto as well as the 2020 20-F, which was also filed as the Company's AIF.

13. List of Directors and Officers

Directors		Officers
R. Michael Jones	Diana Walters	R. Michael Jones (CEO)
Frank R. Hallam	John Copelyn	Frank R. Hallam (CFO & Corporate Secretary)
Tim Marlow	Stuart Harshaw	Kris Begic (VP, Corporate Development)